FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month September 2015 No. 3

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

On September 17, 2015 the Registrant Announces Successful Transfer of Great Wall Semiconductor’s LFET Family of Products to TowerJazz Panasonic Semiconductor’s Japan Fab

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: September 17, 2015	By:	/s/ Nati Somekh
	Name:	Nati Somekh
	Title:	Corporate Secretary

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

TowerJazz Announces Successful Transfer of Great Wall Semiconductor’s LFET Family of
Products to TowerJazz Panasonic Semiconductor’s Japan Fab

Great Wall Semi’s LFET products to address fast growing global lithium-ion battery market, expected to cross $30B by 2020

MIGDAL HAEMEK, Israel, TONAMI, Japan and TEMPE, Arizona, September 17, 2015 –  TowerJazz, the global specialty foundry leader, today announced Great Wall Semiconductor, Inc. has completed a successful process transfer to TowerJazz Panasonic Semiconductor Co. (TPSCo) to manufacture its family of LFET (linear field effect transistor) products to be used for the lithium-ion battery market. A lithium-ion battery is a rechargeable battery with the highest electrochemical potential. Some benefits of using lithium-ion batteries include higher current density, low self-discharge rates, and minimal maintenance costs. Lithium-ion batteries are widely used in the consumer electronics, automotive, industrial, and power grid and renewable energy sectors.  According to a report by Research and Markets, the global market for lithium-ion batteries is a fast growing one and is expected to cross $30 billion by 2020.

“We chose to work with TPSCo as TowerJazz is a recognized market leader in process transfer capabilities and are known for the quality of their technical teams and transfer methodologies,” said Samuel Anderson, CEO of Great Wall Semi. “We look forward to further collaboration and a strong alignment on future products and technology including our DC to DC products for the Cloud Computing and Enterprise markets.”

“By utilizing our TOPS process transfer services, Great Wall Semi will be able to quickly ramp volume production of their LFET products which will enable fast time to market and assist them in gaining market share and end market traction. We look forward to more product engagements in the future utilizing additional platforms offered by all of TowerJazz’s global sites. Our geographic proximity to Great Wall Semi’s key suppliers will also facilitate faster response for their customers,” said Guy Eristoff, CEO, TPSCo.

“There is excellent collaboration between our two companies and we are pleased to offer Great Wall Semi with both specialty TowerJazz and TPSCo technologies and capabilities,” said Zmira Shternfeld-Lavie, VP of Process Engineering R&D and GM of TOPS™ at TowerJazz.

TowerJazz’s TOPS™ business model enables its customers to transfer their process flows into TowerJazz’s worldwide manufacturing facilities, providing them with needed capacity, manufacturing flexibility and competitive cost. TowerJazz’s best in class technology transfer team offers know-how in diverse technologies and the ability to adapt business models and production flows to its customers’ requirements, providing them with a great time to market advantage and major growth opportunities.

About Great Wall Semiconductor
Formed in 2002, Great Wall Semiconductor has established itself as a best-in-class provider of cost effective/high performance Lateral Power MOSFETs for Efficient Power Conversion. GWS has developed Lateral low Voltage POWER MOSFETS that outperforms competing solutions with a much simpler, process than competitors. The Company is well-positioned to benefit from many of the trends in Clean and Energy Efficiency technologies. Battery Powered Electronics, Aerospace & Defense plus Cloud Computing. GWS also provides advanced High Reliability MOSFETs to the Aerospace and Defense Industry. GWS differentiates itself by strong expertise in Lateral Power MOSFET Device and Processing technology combined with miniature chipscale packaging.

About TowerJazz Panasonic Semiconductor Co.
TowerJazz Panasonic Semiconductor Co., Ltd. (TPSCo) was established by Panasonic Corporation (NASDAQ ADS: PCRFY, TYO: 6752), 51% of which was acquired by Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and 49% of which is now held by Panasonic Semiconductor Solutions Co., Ltd. TPSCo has three manufacturing facilities in Hokuriku, Japan which have been producing large scale integrated circuits for over 30 years. Areas of process technology focus include: high dynamic range image sensors (CIS and CCD), integrated power devices (BCD, SOI, and LDMOS) and high frequency silicon RFCMOS.  With over 120 qualified silicon process flows on 200mm and 300mm wafers from super micron to 45nm as well as internal back end processing, assembly and test services, TPSCo provides both IDMs and fabless companies with unparalleled semiconductor manufacturing quality and technology, including in-house turnkey services.  For more information, please visit https://www.tpsemico.com/.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its fully owned U.S. subsidiary Jazz Semiconductor, Inc. operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity.  For more information, please visit www.towerjazz.com.

To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), one in the U.S. (200mm) and three additional facilities in Japan (two 200mm and one 300mm) through TowerJazz Panasonic Semiconductor Co. (TPSCo), established with Panasonic Corporation of which TowerJazz has the majority holding. Through TPSCo, TowerJazz provides leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies, including the most advanced image sensor technologies. For more information, please visit www.tpsemico.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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TPSCo Company Contact: Tomoko Aiyama l +81-765-22-9945 l aiyama.tomoko@tpsemico.com
TowerJazz Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com
Great Wall Semi Contact: Dr. Fuyu Lin +1 602-705-8882 fuyulin@greatwallsemi.com